FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

17 December 2020 16:00 GMT

Transaction by Person Discharging Managerial Responsibilities
Disclosure under Article 19 of the EU Market Abuse Regulation

AstraZeneca PLC (the Company) announces that, on 16 December 2020, it was notified of transactions in the Company's Ordinary Shares of $0.25 each (Ordinary Shares) and American Depositary Shares (ADSs) by certain Persons Discharging Managerial Responsibilities (PDMRs) of the Company as set out below.  Two ADSs are equivalent to one Ordinary Share.

PDMR	Position	Nature of the transaction	Quantity	Price
Michel Demaré	Non-Executive Director	Purchase of Ordinary Shares	1,300	GB£76.80
Euan Ashley	Non-Executive Director	Purchase of ADSs	700	US$51.52

The attached notification, made in accordance with the requirements of the EU Market Abuse Regulation, gives further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michel Demaré
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Purchase of AstraZeneca PLC Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GB£76.80	1,300
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	16 December 2020
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Euan Ashley
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	AstraZeneca PLC American Depositary Shares CUSIP: 046353108
b)	Nature of the transaction	Purchase of AstraZeneca PLC American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$51.52	700
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	16 December 2020
f)	Place of the transaction	XNAS

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 December 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary